medies@mail.com

+44 7967 396263

July 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennie Beysolow, Esq. Donald Field, Esq Amy Geddes, CPA Joel Parker, CPA

Re:	MEDIES Registration Statement on Form S-1 Filed April 15, 2022 Amendment No. 4 to Registration Statement on Form S-1 Filed June 19, 2022 File No. 333-264308

Ladies and Gentlemen:

We are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated July 26, 2022, relating to the Company's Registration Statement on Form S-1, filed with the Commission on April 15, 2022 (the “Registration Statement”). Herewith, an exhibit to Amendment No. 4 to the Registration Statement (“Amendment No. 4”) is being filed in response to the Commission's comments on the Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Staff's letter, and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	We note your disclosure on page 31 that "Mr. Tindall loaned the Company till May 31, 2022 the total of $43,811." Please file the related agreement as an exhibit to the registration statement or, alternatively, revise the second paragraph to clarify that there is only one related-party loan outstanding and reconcile the loan's respective due date. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, we have filed the related agreement as an exhibit EX-10.6 to the registration statement.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at +44 7967 396 263; or email medies@mail.com.

Sincerely,

MEDIES

/s/ Kenneth Tindall

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